UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

PDI, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

69329V100
(CUSIP Number)

Vinita K. Paul
Vice President, General Counsel and Chief Compliance Officer
Heartland Advisors, Inc.
789 N. Water Street
Milwaukee, Wisconsin 53202
(414) 347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

July 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69329V100

1.	Name of Reporting Person Heartland Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wisconsin
Number of Shares Beneficially Owned by Each reporting Person with	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,850,166 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,127,229 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,127,229 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%
14.	Type of Reporting Person IA

CUSIP No. 69329V100

1.	Name of Reporting Person William J. Nasgovitz
2.	Check the Appropriate Box if a Member of a Group (a) (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each reporting Person with	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,850,166 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,127,229 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,127,229 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%
14.	Type of Reporting Person IN, HC

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on May 7, 2015 (the “Original Schedule 13D”), and is being filed jointly on behalf of Heartland Advisors, Inc., a Wisconsin corporation (“Heartland”), and William J. Nasgovitz, an individual, (each a “Reporting Person,” and together, the “Reporting Persons”), relating to the common stock, $0.01 par value per share (the “Common Stock), of PDI, Inc., a Delaware corporation (the “Company”). The purpose of this Amendment No. 1 to Schedule 13D is to report a change in the share ownership as a result of Heartland Advisors’ transactions in the Common Stock on behalf of its clients.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 1 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D.

All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 1 to Schedule 13D is incorporated herein by this reference.

Item 3.

Source and Amount of Funds or Other Consideration

Heartland has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years.  As of July 20, 2015, Heartland had acquired an aggregate of 3,127,229 shares of the Company’s Common Stock.  All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

Item 4.

Purpose of Transaction

Heartland acquired the Common Stock for investment purposes.

Heartland has engaged, and may engage in the future, in communications with one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to, its operations and ways in which the Company can improve corporate governance and maximize stockholder value. Heartland may discuss ideas that, if effected, may result in changes in the board of directors or management of the Company.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, the Reporting Person may, at any time and from time to time, acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Client Accounts and Heartland’s fiduciary duty to such clients.

Except as set forth above, neither of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.

Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 16,198,587 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 7, 2015, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 12, 2015.

As of July 20, 2015, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 3,127,229 shares, or approximately 19.3%, of the Company’s Common Stock.  The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D.  The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns greater than 5% of the Common Stock of the Company.  Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis.  To the best of Heartland’s knowledge, as of July 20, 2015, none of the other Client Accounts owns more than 5% of the shares of the Company’s Common Stock outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 2,850,166 shares and shared dispositive power with respect to 3,127,229 shares of Common Stock.  Mr. Nasgovitz, as a control person of Heartland, may be deemed to have shared voting power with respect to 2,850,166 shares of the Company’s Common Stock and shared dispositive power with respect to 3,127,229 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland.  Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

A description of any transactions in the Common Stock by Heartland, on behalf of its clients, during the past sixty (60) days from the date hereof is set forth on Annex 2 attached hereto and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2015

HEARTLAND ADVISORS, INC.

By:  /s/ Vinita K. Paul
Name: Vinita K. Paul
Title:   Vice President, General Counsel, and Chief Compliance Officer

WILLIAM J. NASGOVITZ

By:  /s/ Vinita K. Paul
Name: Vinita K. Paul
Title:   Attorney in Fact for William J. Nasgovitz (Pursuant to Power of Attorney Previously Filed)

ANNEX 1
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.

The name and present principal occupation or employment of each director and executive officer of Heartland Advisors, Inc. are set forth below.  The business address of each person is 789 North Water Street, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding.

Name	Principal Occupation
William J. Nasgovitz	Director and Chairman
William R. Nasgovitz	Director and Chief Executive Officer
David Ribbens	Director and President
Paul T. Beste	Director, Senior Vice President, Chief Risk Officer, and Secretary
Bradford A. Evans	Director and Senior Vice President
David C. Fondrie	Senior Vice President
Kevin D. Clark	Senior Vice President
Vinita K. Paul	Vice President, General Counsel, Chief Compliance Officer and Asst. Secretary
Nicole J. Best	Senior Vice President, Chief Financial Officer and Chief Administrative Officer
Jeanne Kolimaga	Vice President
Matthew J. Miner	Vice President
Adam J. Peck	Vice President
Michael D. Kops	Vice President
Kevin A. Joy	Vice President
Catherine M. Stephenson	Vice President
Robert C. Sharpe	Vice President
Colin McWey	Vice President
Michael F. Jolin	Vice President

ANNEX 2
TRANSACTIONS

Trade Date	Reporting Person	Transaction Type[1]	Number of Shares	Price Per Share ($)
06/09/15	Heartland	Sell	2,500	1.32
07/10/15	Heartland	Buy	23,016	1.80
07/13/15	Heartland	Buy	1,100	1.89
07/13/15	Heartland	Buy	34,700	1.87
07/13/15	Heartland	Buy	3,000	1.89
07/13/15	Heartland	Buy	69,691	1.90
07/14/15	Heartland	Buy	49,091	1.91
07/15/15	Heartland	Buy	9,100	1.89
07/15/15	Heartland	Buy	18,400	1.88
07/16/15	Heartland	Buy	2,500	1.90
07/17/15	Heartland	Buy	13,298	1.96
07/17/15	Heartland	Buy	1,500	1.92
07/17/15	Heartland	Buy	3,331	1.93
07/20/15	Heartland	Buy	22,004	2.24

__________________________

1

All trades were made in the open market.

INDEX TO EXHIBITS

Exhibit	Description
1	Joint Filing Agreement (incorporated by reference)
2	Power of Attorney (incorporated by reference)